Exhibit 99.1

Entry into a New Loan Facility

Alibaba Group Holding Limited today signed a five-year US$3 billion syndicated loan agreement with a group of eight lead arrangers.  The loan, which is subject to upsize through oversubscriptions in syndication, has a five-year bullet maturity and is priced at 110 basis points over LIBOR.  The use of proceeds of the loan is for general corporate purposes.